(d)(18)

[Directed Services LLC]

May 1, 2014

Voya Partners, Inc.
7337 East Doubletree Ranch Road

Suite 100
Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement (the “Agreement”) to the Expense Limitation Agreement dated May 7, 2013, intending to be legally bound hereby, Directed Services LLC (“DSL”), the Adviser to VY Templeton Foreign Equity Portfolio (the “Portfolio”), agrees that DSL shall, from May 1, 2014 through May 1, 2015, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio, shall be as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
Name of Portfolio	Adviser Class	Initial Class	Service Class	Service 2 Class
VY Templeton Foreign Equity Portfolio	1.42%	0.92%	1.17%	1.32%

DSL acknowledges that any fees waived or expenses reimbursed during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Partners, Inc.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Vice President
Directed Services LLC